BEST AVAILABLE COPY

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk



02028534

Our Ref.: S/7911/94 LTO/kk

16 APR 2002

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 15th April, 2002 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director

Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.

4/19



CHINA RESOURCES E

(incorporated in Hong Kong

FINAL RESULTS FOR THE YEA

Financial Highlight

	2001 HK$'000	2000 HK$'000
Turnover	24,196,490	16,810,248
Profit from operations	2,021,801	2,497,009
Share of results of associates	422,559	611,698
Profit attributable to shareholders	1,204,807	1,656,733
Earnings per share *(HK$)*	$0.60	$0.83
Dividend per share *(HK$)*	$0.18	$0.21

	At 31st December, 2001 HK$'000	At 31st December, 2000 HK$'000
Shareholders' funds	11,987,385	10,759,447
Minority interests	2,867,842	2,889,160
Consolidated net borrowings	1,684,944	net cash
Current ratio	1.60	1.65
Net assets per share:		
Book value *(HK$)*	$5.95	$5.41

2001 RESULTS

The Directors of China Resources Enterprise, Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December, 2001 as follows:

	Notes	2001 *HK$'000*	2000 *HK$'000*
Turnover	1	24,196,490	16,810,248
Cost of sales		(19,504,688)	(12,616,959
Gross profit		4,691,802	4,193,289
Other revenue	2	513,697	726,774
Selling and distribution expenses		(1,988,926)	(1,337,533
General and administrative expenses		(1,194,772)	(1,085,521
Profit from operations	3	2,021,801	2,497,009
Finance costs	4	(422,668)	(391,550
Loss recognised in respect of investment in an associate	5	(292,012)	—
Share of results of associates		422,559	611,698
Profit before taxation		1,729,680	2,717,157
Taxation	6	(263,825)	(262,811
Profit after taxation		1,465,855	2,454,346
Minority interests		(261,048)	(797,613
Profit attributable to shareholders		1,204,807	1,656,733
Dividends	7	366,229	417,572
Earnings per share	8		
Basic		HK$0.60	HK$0.8:

File No.82-4177

	Note		
Minority interests		[illegible]	[illegible]
Profit attributable to shareholders		1,204,807	1,656,733
Dividends	7	366,229	417,572
Earnings per share	8		
Basic		HK$0.60	HK$0.83
Diluted		HK$0.59	HK$0.83

Notes:

1. **Segment information**

Segment information is presented in respect of the Group's primary business segment and secondary geographical segment in accordance with the Group's internal financial reporting.

Business segments

	Property Development *HK$'000*	Rental Properties *HK$'000*	Beverage *HK$'000*	Food Processing and Distribution *HK$'000*	Petroleum and Chemical Distribution *HK$'000*	Building Materials *HK$'000*	Retail *HK$'000*	Investments and Others *HK$'000*	Elimination *HK$'000*	Total *HK$'000*
2001										
REVENUE										
External sales	999,173	379,769	2,412,999	5,715,205	9,889,257	666,505	4,025,816	107,766	—	24,196,490
Inter-segment Sales	—	100.014	—	34,654	—	—	—	—	(134,668)	—
	999,173	479,783	2,412,999	5,749,859	9,889,257	666,505	4,025,816	107,766	(134,668)	24,196,490
Other revenue	479	15,237	23,070	56,562	48,177	4,796	38,067	3,663	—	190,051
	999,652	495.020	2,436,069	5,806,421	9,937,434	671,301	4,063,883	111,429	(134,668)	24,386,541
RESULT										
Segment Result	382,021	325,303	147,871	436,252	246,107	161,332	90,907	(44,298)	—	1,745,495
Unallocated corporate expenses										(47,340
Interest income										255,272
Profit on disposal of investments										68,374
Profit from operations										2,021,801
Finance costs										(422,668
Loss recognised in respect of investment in an associate										(292,012
Share of net profits of associates	—	—	—	43,508	11,668	9,026	3,819	301,939	—	369,960
Taxation										(211,226
Profit after taxation										1,465,855
2000										
REVENUE										
External sales	2,824,980	330,167	1,798,915	5,523,805	1,851,451	854,455	3,428,256	198,219	—	16,810,248
Inter-segment Sales	—	91,734	—	33,756	—	—	—	—	(125,490)	—
	2,824,980	421,901	1,798,915	5,557,561	1,851,451	854,455	3,428,256	198,219	(125,490)	16,810,248
Other revenue	2,346	7,087	9,836	75,463	712	6,645	38,157	2,213	—	142,459
	2,827,326	428,988	1,808,751	5,633,024	1,852,163	861,100	3,466,413	200,432	(125,490)	16,952,707
RESULT										
Segment Result	774,376	275,522	211,819	424,617	27,679	239,722	76,803	(77,303)	—	1,953,235
Unallocated corporate expenses										(40,541
Interest income										410,071
Profit on disposal of investments										174,244
Profit from operations										2,497,009
Finance costs										(391,550
Share of net profit of associates	45,832	—	—	13,559	750	7,692	3,788	463,692	—	535,313
Taxation										(186,426
Profit after taxation										2,454,346



RCES ENTERPRISE, LIMITED

ed in Hong Kong under Companies Ordinance)

R THE YEAR ENDED 31ST DECEMBER, 2001

2000
HK$'000
6,810,248
2,497,009
611,698
1,656,733
$0.83
$0.21
ber, 2000
HK$'000
0,759,447
2,889,160
net cash
1.65
$5.41

Analysis of Turnover and Profit

	Turnover		Profit Attributable to Shareholders	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Property Development	**999,173**	2,824,980	**208,005**	473,055
Rental Properties	**479,783**	421,901	**304,722**	253,401
Beverage	**2,412,999**	1,798,915	**60,849**	88,862
Food Processing and Distribution	**5,749,859**	5,557,561	**396,767**	311,096
Petroleum and Chemicals Distribution	**9,889,257**	1,851,451	**227,942**	25,635
Building Materials	**666,505**	854,455	**141,740**	205,143
Retail	**4,025,816**	3,428,256	**30,920**	33,579
Investments and Others	**107,766**	198,219	**27,731**	388,273
Subtotal	**24,331,158**	16,935,738	**1,398,676**	1,779,044
Elimination of inter-segment transactions	**(134,668)**	(125,490)	**—**	—
Net corporate interest and expenses	**—**	—	**(193,869)**	(122,311)
Total	**24,196,490**	16,810,248	**1,204,807**	1,656,733

Company and its

2000
HK$'000
16,810,248
(12,616,959)
4,193,289
726,774
(1,337,533)
(1,085,521)
2,497,009
(391,550)
—
611,698
2,717,157
(262,811)
2,454,346
(797,613)
1,656,733
417,572

Geographical segments

	Hong Kong	Chinese Mainland	Other Countries	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
For the year ended 31st December, 2001				
Segment revenue				
Turnover	15,684,629	7,727,574	784,287	24,196,490
Other revenue	145,365	37,956	6,730	190,051
	15,829,994	7,765,530	791,017	24,386,541
Profit before taxation	1,499,131	216,254	14,295	1,729,680
For the year ended 31st December, 2000				
Segment revenue				
Turnover	11,999,000	4,162,394	648,854	16,810,248
Other revenue	100,416	28,778	13,265	142,459
	12,099,416	4,191,172	662,119	16,952,707
Profit before taxation	2,268,216	426,931	22,010	2,717,157

2. Other revenue

	2001	2000
	HK$'000	*HK$'000*
Other revenue includes the followings:		
Dividend from other unlisted investments	**12,888**	1,682
Profit on disposal/deemed disposal of associates	**59,085**	172,545
Profit on disposal of interest in subsidiaries	**9,289**	1,699

07		1,656,733
29		417,572
.60		HK$0.83
.59		HK$0.83

with the Group's internal

Elimination HK$'000	Total HK$'000
—	24,196,490
(134,668)	—
(134,668)	24,196,490
—	190,051
(134,668)	24,386,541
—	1,745,495
	(47,340)
	255,272
	68,374
	2,021,801
	(422,668)
	(292,012)
—	369,960
	(211,226)
	1,465,855
—	16,810,248
(125,490)	—
(125,490)	16,810,248
—	142,459
(125,490)	16,952,707
—	1,953,235
	(40,541)
	410,071
	174,244
	2,497,009
	(391,550)
—	535,313
	(186,426)
	2,454,346

Other revenue includes the following:

Dividend from other unlisted investments	12,888	1,682
Profit on disposal/deemed disposal of associates	59,085	172,545
Profit on disposal of interest in subsidiaries	9,289	1,699

3. Profit from operations

Profit from operations has been arrived at after charging:

Depreciation		
— Owned assets	565,241	388,690
— Assets held under finance leases	6,178	6,934
Amortisation of intangible assets		
— Goodwill included in general and administrative expenses	37,330	—
— Intangible assets other than goodwill	12,951	10,472

4. Finance Costs

Interest on finance leases	4,079	5,320
Interest on bank loans and other loans		
Wholly repayable within five years	399,153	369,510
Financing charges	19,436	21,528
	422,668	396,358
Less: Amounts capitalised	—	(4,808)
	422,668	391,550

5. Loss recognised in respect of investment in an associate

The amount represents the loss recognised in respect of the Group's effective interest of approximately 35.2% in HONGKONG CHINESE LIMITED, formerly known as The HKCB Bank Holding Company Limited ("HCL"). On 31st October, 2001, the Group entered into a conditional agreement to dispose of its entire interest in HCL at an aggregate consideration of approximately HK$1,809.19 million. The transaction was completed in January 2002.

6. Taxation

Current taxation		
Hong Kong		
Company and subsidiaries	174,198	162,515
Associates	43,726	53,762
Chinese Mainland		
Subsidiaries	32,548	28,416
Associates	8,873	22,623
Overseas		
Subsidiaries	2,553	1,256
	261,898	268,572
Deferred taxation		
Hong Kong		
Company and subsidiaries	1,775	(5,901)
Chinese Mainland		
Subsidiaries	152	140
	263,825	262,811

Hong Kong Profits Tax is calculated at 16% (2000: 16%) on the estimated assessable profits for the year. Chinese Mainland income tax has been provided for based on the estimated assessable profits in accordance with the relevant tax laws applicable to the Group in the Chinese Mainland. Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

7. Dividends

Additional final dividend paid for the previous year as a result of share allotment and exercise of share options	3,477	60
2001 Interim dividend paid of HK$0.08 (2000: HK$0.06) per ordinary share	161,197	119,194
2001 proposed final dividend of HK$0.10 (2000: HK$0.15) per ordinary share	201,555	298,318
	366,229	417,572

8. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

Earnings		
Profit attributable to shareholders for the purpose of calculating basic and diluted earnings per share	1,204,807	1,656,733
	2001	2000
Number of shares		
Weighted average number of ordinary shares for the purpose of calculating basic earnings per share	2,010,044,074	1,985,450,362
Effect of dilutive potential ordinary shares in respect of share options	17,212,460	16,342,894
Weighted average number of ordinary shares for the purpose of calculating diluted earnings per share	2,027,256,534	2,001,793,256

PUBLICATION OF FURTHER INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 to Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

FINAL RESULTS

The Group's consolidated turnover and profit attributable to shareholders for the year ended 31st December, 2001 amounted to approximately HK$24,196.5 million and HK$1,204.8 million respectively, representing an increase of 43.9% and a decrease of 27.3% from that of last year. The main reason for the decrease in the Group's earnings in the year 2001 was due to the loss recognised of HK$292.0 million in respect of the Group's 35.23% effective interest in HONGKONG CHINESE LIMITED, formerly known as The HKCB Bank Holding Company Limited ("HCL") which was disposed on 17th January, 2002. Excluding the effect of the loss recognised for the investment in HCL and the gain on disposal of its 25.5% equity interest in China Resources (Shenyang) Sanyo Compressor Co. Ltd., of HK$59.1 million for the year and the gain on deemed disposal of Xuzhou VV Food & Beverage Limited amounted to HK$92.0 million attributable to the Group in 2000, the Group recorded profit attributable to shareholders of HK$1,437.7 million for the year ended 31st December, 2001, a 8.1% drop from that of HK$1,564.7 million for the year ended 31st December, 2000. Earnings per share of the Group for the year, on a weighted average basis, amounted to HK$0.60 compared with HK$0.83 in 2000.

DIVIDENDS

The Directors have resolved to recommend a final dividend of HK$0.1 per share for 2001 (2000: HK$0.15 per share) payable on or about 2nd July, 2002 to shareholders whose names appear on the Register of Members of the Company on 3rd June, 2002.

Together with the interim dividend of HK$0.08 per share, the total distribution for 2001 will amount to HK$0.18 per share (2000: HK$0.21 per share).

In addition, a special dividend of HK$0.25 per share was declared on 16th November, 2001 conditional upon completion of the disposal of the Group's interest in HCL. The special dividend was paid on 8th February, 2002

CLOSURE OF REGISTER

The Register of Members will be closed from 3rd June, 2002 to 7th June, 2002, both days inclusive. In order to qualify for the final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the share registrars of the Company, Standard Registrars Limited of 5th floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not later than 4:00 p.m. on 31st May, 2002.

STRATEGIC FOCUS

In line with the announcement by China Resources (Holdings) Company Limited ("China Resources Holdings") in June 2000 on transforming the Group into a leading distribution company, the restructuring plan has progressed smoothly. First phase of the restructuring plan has been substantially completed with the acquisition of the oil distribution operation and the textile manufacturing and distribution operation as well as privatisation of Ng Fung Hong Limited ("Ng Fung Hong"). Non-core assets, including stakes in China Resources Land Limited (formerly China Resources Beijing Land Limited), China Resources Logic Limited and HCL, were disposed of.

Second phase of the restructuring plan, which has just begun, is to integrate the Group's distribution businesses and develop a driver for future growth. The Group has identified the Chinese Mainland's retailing market for spearheading its development. Chinese Mainland's accession to the World Trade Organisation is expected to result in a substantial rise in Chinese Mainland's trading volume with the world. Together with the continual development of the Chinese Mainland economy, there will be tremendous business opportunities for the Group.

The Chinese Mainland's retailing sector has been growing at a remarkable pace in the past ten years, outperforming the economic growth. It has also undergone structural transformation with consumers showing a growing preference for better shopping environment and quality products. There are a lot of potential for the Group to achieve both organic and acquisitive growth in this sector.

The Group's retailing operations, complemented by its manufacturing operations, will form a vertically integrated distribution network. There are areas in the network, including procurement, warehousing and delivery, where operational synergies can be created. We will redesign the entire supply chain and complement it with our own logistics services to optimise allocation of resources and enhance our bargaining as well as sourcing capabilities. This may result in reorganisation of some current supply chain assets and logistics operations.

REVIEW OF OPERATION

Property Development

The Group's property development segment reported turnover and net profit before corporate interest and expenses for the year ended 31st December, 2001 amounted to HK$999.2 million and HK$208.0 million, representing respective decrease of 64.6% and 56.0% from that of last year. The decrease in net profit from this segment was primarily due to lower contribution from Villa Esplanada and the absence of profit contribution from China Resources Land Limited that was disposed by the Group to China Resources Holdings referred to earlier.

Villa Esplanada, the residential development project in which the Group has 55% attributable interest, contributed solely to the net profit of this segment for the year, representing a decrease of 51.3% from that of last year. Villa Esplanada comprises three phases of 10-block residential complex with an aggregate gross floor area of approximately 2.25 million square feet. The construction work of Phase III was completed during the year. Phase I and II had been sold in prior years while 98.2% of Phase III, representing gross floor area of approximately 872,000 square feet, was sold as at 31st December, 2001.

Rental Properties

The Group's rental properties segment reported turnover and net profit before corporate interest and expenses for the year ended 31st December, 2001 of HK$479.8 million and HK$304.7 million respectively, representing respective increase of 13.7% and 20.3% over that of last year. The Group's total rental properties portfolio comprises sizeable retail spaces of estimated aggregate floor area of approximately 398,000 square feet; industrial, office and residential use properties of approximately 770,000 square feet and godown and cold storage of a total floor area of approximately 1,550,000 square feet.

The Group's sizeable retail spaces are located in prime commercial and industrial districts including Causeway Bay, Mongkok, Tsimshatsui and Tsuen Wan. Together with satisfactory occupancy rates and rental rates achieved for industrial, office and residential properties of the Group, all these properties continued to contribute relatively stable and recurrent rental income amounted to HK$309.4 million for the year ended 31st December, 2001, representing an increase of 17.8% over that of last year.

The Group is also one of the major godown and cold storage operators in Hong Kong. Weak economic environment in Hong Kong intensified competition among warehousing providers. Upgrades to the value-added warehousing and logistic services and the successful tender of new customers in the second half of last year have improved the repective overall occupancy rate of the Group's godown and cold storage from last year of 84.8% and 70.0% to 91.2% and 90.0% for 2001.

Beverage

The Group's beverage segment continued to report strong growth in beer sales volume for the year to approximately 1,454,000 tonnes. Turnover and net profit before corporate interest and expenses for the year ended 31st December, 2001 attributable to the Group amounted to HK$2,413.0 million and HK$60.8 million.

The breweries acquired in previous years continued to report satisfactory growth in terms of volume and profitability due to better pricing. On that strong base, the beverage segment continued to pursue the Group's strategy to strengthen its leading position in the Chinese Mainland. Significant progress has been made in enlarging market share and production capacity in the Northeast region by acquiring Bangchuidao Brewery and Liaoyang Brewery both in the Liaoning province; New Three Star Brewery in the Heilongjiang province and Changchun Brewery in the Jilin province. In the Southwest region, following the Leshan Brewery acquisition in April, 2001, the Group acquired the majority equity interest in Sichuan Blue Sword Brewery in late 2001, the

HK$60.8 million.

The breweries acquired in previous years continued to report satisfactory growth in terms of volume and profitability due to better pricing. On that strong base, the beverage segment continued to pursue the Group's strategy to strengthen its leading position in the Chinese Mainland. Significant progress has been made in enlarging market share and production capacity in the Northeast region by acquiring Bangchuidao Brewery and Liaoyang Brewery both in the Liaoning province; New Three Star Brewery in the Heilongjiang province and Changchun Brewery in the Jilin province. In the Southwest region, following the Leshan Brewery acquisition in April, 2001, the Group acquired the majority equity interest in Sichuan Blue Sword Brewery in late 2001, the major competitor of Leshan Brewery. Given the extreme seasonality of the beer industry in the Chinese Mainland, the acquisitions had negative impact to the profitability of the segment for the year. These newly acquired breweries, which are currently being rationalised and integrated into the existing structure, are expected to have profit contribution in the coming year.

After recent acquisition of a brewery in Wuhan with an annual production capacity of approximately 342,000 tonnes, the beverage segment operates a total of 27 breweries with a combined total production capacity of approximately 3,600,000 tonnes per annum.

Food Processing and Distribution

The food processing and distribution segment's turnover and net profit before corporate interest and expenses for the year ended 31st December, 2001 amounted to HK$5,749.9 million and HK$396.8 million respectively, representing increase of 3.5% and 27.5% over that of last year. The increase in net profit contributed by this segment was mainly attributable to the increase in shareholding as a result of privatisation of Ng Fung Hong during the year. Excluding the effects of the increase in shareholding, net profit before exceptionals, interest and tax was comparable to that of last year.

The foodstuff distribution and stock-raising operation reported a slight increase in turnover by 3.5% to HK$4,057.3 million for the year as compared with that of last year, but reported slight decline in net profit before corporate interest and tax due to weak demand for livestock. The increase in turnover and profit from frozen meat and frozen food business resulted from expansion in sales network and enrichment in frozen food products variety have helped to offset the drop in livestock. The disposal by the Group of its 13.9% equity interest in Ng Fung Fortune Food Company Limited in late October 2000 and remained as an associate of the Group led to a decline in turnover and profit of livestock raising business.

Effective from 1st January, 2002, the cancellation by the Ministry of Foreign Trade and Economic Cooperation of Ng Fung Hong's exclusive frozen meat export quota to Hong Kong resulted in a decrease in sales of frozen meat from the Chinese Mainland under the agency arrangement. The Group has expanded the trading of frozen meat sourced from both the Chinese Mainland and overseas that are of considerably higher profit margin than under agency agreement. The Group will continue to focus on the expansion of and enforcement in retail and wholesales distribution network of cut and packed fresh meat and trading of frozen meat products.

Food processing operation reported turnover for the year amounted to HK$1,349.3 million, representing an increase of 6.9% over that of last year. The implementation of effective cost control and upgrade of and refinement in fishing equipments improved the quality, variety and volume of fishery products with lower production costs. Turnover of marine fishing operation was therefore increased by 7.9% from that of last year and resulted in substantial increase in profit of food processing operation.

The abattoir operation recorded comparable results in both slaughtering volume and revenue during the year ended 31st December, 2001 from that of last year. The Group continues to implement effective cost control strategies and complies fully with international slaughtering standards.

Petroleum and Chemical Distribution

The Group's petroleum and chemical distribution segment principally engaged in the marketing and distribution of petroleum, liquefied petroleum gas ("LPG") and chemical products in Hong Kong and the Chinese Mainland. The Group acquired its oil distribution business from China Resources Holdings in October 2000. With only one-month earning contribution in last year, the segment reported turnover and net profit before corporate interest and expenses for the year ended 31st December, 2001 of HK$9,889.3 million and HK$227.9 million respectively, representing substantial increase by 434.1% and 789.2% over that of last year.

The petroleum operation trades refined oil and LPG purchased from the world's major oil suppliers to wholesale agents, retail distributors and direct account customers including shipping companies, bus companies, airlines, public utilities companies and the Government of the Hong Kong Special Administration Region ("the Hong Kong Government"). During the year, oil prices fluctuated at wide range. Amid such challenging conditions, petroleum operation succeeded in mitigating the effect of volatile oil prices by implementing effective operational strategies such as reduction of inventory.

Petroleum and gas operation also distributes refined oil and LPG products through 17 petrol and LPG stations in Hong Kong and 20 petrol stations in the Chinese Mainland. Continuing rapid growth in demand for LPG due to widespread introduction of environmental friendly LPG taxis by the Hong Kong Government during the year, triggered the overall substantial growth in volume, revenue and earnings of petrol and LPG filling station operation in Hong Kong by 137%, 36% and 51% respectively in 2001 as compared to that of last year.

The chemical operation specializes in marketing and distribution of petrochemical products including liquefied chemical, plastics, and organic and inorganic chemicals. The segment recorded growth in turnover to HK$696.5 million, which was mainly attributable to the proactive effort to boost sales by further expansion in the Guangdong market and the opening up of the Jiangsu and Shanghai market. The volatile crude oil prices brought significant impact to the subtle chemical market. Sluggish global economic condition slowed down the export of downstream light industrial and textile products. Demand for petrochemical products in the Chinese Mainland remained low. This led to domestic prices for petrochemical products being kept at low level and resulted in an operating loss for the year.

NOTICE OF ANNUAL GE

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the Company will be held at 50th Floor, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong on Friday, 7th June, 2002 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31st December, 2001.
2. To declare a final dividend.
3. To re-elect Directors and to fix the remuneration of Directors.
4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

By Order of the Board
LEE Yip Wah, Peter
Secretary

Hong Kong, 15th April, 2002

Building Materials

The Group's building materials segment is one of the major manufacturers and distributors of ready-mixed concrete in Hong Kong. The segment reported turnover and net profit before corporate interest and expenses for the year ended 31st December, 2001 of HK$666.5 million and HK$141.7 million respectively, representing decrease of 22.0% and 30.9% from that of last year. The decline was primarily due to the general decrease in demand for building materials resulted from contraction in volume of government-subsidised housing and infrastructure projects as a result of the sluggish property market in Hong Kong. To surmount the hard time in construction material industry, the Directors will continue to enforce vigorous on-going cost reduction programme, enrich product variety and quality and leverage on the existing distribution network to distribute right-priced and environmental friendly construction materials.

RETAIL

The Group's retail segment contributed turnover and profit before corporate interest and expenses for the year ended 31st December, 2001 of HK$4,025.8 million and HK$30.9 million respectively, representing an increase of 17.4% and a decrease of 7.9% over that of last year.

Supermarket

Supermarket operation reported increase in turnover by 20.2% to HK$2,223.5 million mainly attributable to a substantial increase in the number of new stores in the Chinese Mainland during the year. The contribution of Hong Kong and the Chinese Mainland supermarkets to turnover of supermarket operation changed from 76.1% and 23.9% respectively in 2000 to 70.5% and 29.5% in 2001. With rapid growth in turnover of supermarkets in the Chinese Mainland by 47.9% during the year, profit contribution from these stores to supermarket operation increased by 30.9%. Overall net profit before corporate interest and expenses however declined substantially due to fall in earnings from Hong Kong supermarkets. As a result of intensified competition under weak consumption demand, performance of Hong Kong supermarkets offset significant profit growth in the Chinese Mainland supermarkets in the year.

Among the geographical locations in the Chinese Mainland, Tianjin and Suzhou reported outstanding growth both in turnover by 35.8% and 44.6%, respectively and in earnings by 50.2% and 65.5%, respectively. The number of self-operated stores in Tianjin and Suzhou increased to 52 and 98, respectively during 2001. Driven by the substantial growth in earnings, the Group acquired the remaining control in Tianjin in late December 2001 to enhance market expansion, operational controls and efficiency.

Apart from refurbishing existing operations, 6 new supermarkets were opened in Hong Kong during the year. In response to the Group's strategy of rapidly expanding supermarket to spearhead the Group's retailing expansion in the Chinese Mainland, 97 additional supermarkets were opened in Beijing, Tianjin, Suzhou and Shenzhen, building up a chain of 324 self-operated supermarkets and 67 franchised outlets in both Hong Kong and the Chinese Mainland.

The Group continues to expand its supermarket operations through increase in number of stores and by acquisition of established supermarket chains in new geographic locations in the Chinese Mainland in the coming year.

"Brand-Fashion" Distribution

The "Brand-fashion" distribution business, currently operates and distributes 16 widely known brand products in the Chinese Mainland, recorded substantial growth in turnover by 64.4% to HK$698.1 million but reported decrease in net profit before corporate interest and tax. This was primarily due to initial set up cost incurred for the Group's active expansion in Brand-fashion distribution by entering into new agreements with distributors of 10 new brands, of which, distribution of products of 4 brands in the Chinese Mainland started during the year. The distribution of the remaining 6 brands commenced in 2002. Franchises of such distribution business diversified into high, medium-priced and mass fashion to better accommodate consumer demand. With extensive distribution network of approximately 570 self-operated and franchised boutiques at the end of 2001, the Group has become one of the leading retail distributors with recognised brands in the Chinese Mainland.

In the year to come, the division will continue to improve its competitive advantage in brand-fashion distribution by further strengthening its distribution network and capacity and build up brand assortments to capture the expansion opportunities to meet the challenges emerged from the gradual opening up of and inevitable reduction of cost of entry to the Chinese Mainland market upon China's successful accession to the World Trade Organisation.

Hong Kong Retail

Hong Kong retail operation reported turnover of HK$1,104.3 million for the year ended 31st December, 2001. The Group is currently one of the largest retail distributors in Hong Kong with the operation of a total of 9 department stores under the name of CRC Department Store and Chinese Arts & Crafts stores located in prime business/shopping districts in Hong Kong. During the year, the division operates 12 new stores under the brand name of "CRC Medichall". Under the current sluggish economic situation, incentive for general retail consumption in Hong Kong remained low. Therefore apart from refurbishing existing department stores to improve consumption appeal, discount and promotional campaigns were launched to boost sales, which resulted in an increase in profit.

INVESTMENTS AND OTHERS

The investments and others segment reported turnover and net profit before corporate interest and expenses for the year ended 31st December, 2001 of HK$107.8 million and HK$27.7 million respectively, representing decrease of 45.6% and 92.9% over that of last year.

Container Terminal

HIT Investments Limited, in which the Group has 10% interest, reported steady results. Hong Kong and Yantian deepwater port operation, which together serve the Shenzhen and Southern China manufacturing basin, reported combined throughput growth of 5% and earnings before interest and tax 2% ahead of last year. In Hong Kong, Hongkong International Terminals and COSCO-HIT reported a 7% decline in combined throughput and a 9% decline in earnings before interest and tax as compared to that of last year. This was more than offset by the growth in throughput and earnings of Yantian Terminal.

Bank

On 1st November, 2001, the Company entered into a conditional agreement with Lippo China Resources Limited for the disposal of the Group's effective interest of 35.23% in HCL. Such disposal was completed on 17th January, 2002, and a loss of HK$292.0 million was recognised in the profit and loss account for the year ended 31st December, 2001.

NEW BUSINESS AHEAD

On 26th November, 2001, the Company entered into a conditional acquisition agreement with China Resources Holdings to acquire its textile manufacturing (on OEM basis) and distribution operation. The acquisition, which was completed on 31st January, 2002, reinforced the Group's strategic focus in strengthening its distribution business and market expansion in the Chinese Mainland. The textile manufacturing and distribution operation is one of the largest exporters of textile yarn and fabrics in the Chinese Mainland to Hong Kong and overseas and has established an extensive network in the Chinese Mainland for sourcing and trading of textile products. The vertical integration of this operation will enhance synergy with the Company's garment retailing business in the Chinese Mainland.

FINANCIAL REVIEW

Capital and Funding

The Group centralizes funding requirements for all its operations to achieve better treasury operational control and lower average cost of funds. The Group continues to finance its operations and capital expenditure principally by strong recurring cash inflow from operating activities, equity capital and bank borrowings.

In May 2001, the Group issued US$230,000,000 zero coupon convertible guaranteed bonds ("convertible bonds") due on 31st May, 2006, the proceeds of which were primarily used for general working capital purposes.

The issuance of the new convertible bonds during the year enables the Group to extend the maturity profile of its borrowings. As at 31st December, 2001, total borrowings of the Group inclusive of the convertible bonds amounted to HK$7,610.1 million, the maturity profile spread over a period of five years with HK$2,592.1 million repayable within 1 year and HK$5,018.0 million principally repayable within 2 to 5 years. During the year, the Group continued

Capital and Funding

The Group centralizes funding requirements for all its operations to achieve better treasury operational control and lower average cost of funds. The Group continues to finance its operations and capital expenditure principally by strong recurring cash inflow from operating activities, equity capital and bank borrowings.

In May 2001, the Group issued US$230,000,000 zero coupon convertible guaranteed bonds ("convertible bonds") due on 31st May, 2006, the proceeds of which were primarily used for general working capital purposes.

The issuance of the new convertible bonds during the year enables the Group to extend the maturity profile of its borrowings. As at 31st December, 2001, total borrowings of the Group inclusive of the convertible bonds amounted to HK$7,610.1 million, the maturity profile spread over a period of five years with HK$2,592.1 million repayable within 1 year and HK$5,018.0 million principally repayable within 2 to 5 years. During the year, the Group continued to maintain most of its borrowings on an unsecured basis. As at 31st December, 2001, unsecured debt comprised 93.2% of total borrowings. Calculated based on the Group's net borrowings over shareholders' funds and minority interest, the Group's net gearing ratio remained low at approximately 11.34%. The Group will continue its policy of maintaining a prudent gearing ratio and its strong financial position, which enables the Group to take advantage of investment opportunities with confidence.

The majority of the Group's borrowings are subject to floating interest rates except for the convertible bonds that are fixed rates loans.

Substantial portion of its assets and liabilities of the Group are denominated in Hong Kong dollars, U.S. dollars and Renminbi. The Group is exposed to foreign currency exchange risk primarily with respect to its U.S. dollar dominated borrowings. Currently, the Group possess sufficient U.S. dollar deposits to meet U.S. dollar borrowings.

CONTINGENT LIABILITIES

As at 31st December, 2001, the Group has no material contingent liabilities.

CORPORATE GOVERNANCE

The Board of Directors is committed to ensure high standards of corporate governance in the interest of the shareholders. Proactive efforts are devoted in the prospective of investor relations to enhance transparency of corporate information. A new committee structure has been introduced to strengthen internal communication, decision making and supervision of the business units. The Group will continue to take further steps to safeguard and increase shareholders' value.

Throughout the year ended 31st December, 2001, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong, except that non-executive directors of the Company have no set term of office but retire from office on rotation basis.

EMPLOYEES

As at 31st December, 2001, the Group excluding its associated companies employs approximately 39,000 people. Within which, approximately 33,000 people are employed in the Chinese Mainland with the remaining predominantly in Hong Kong. The Group's employees are remunerated according to the nature of the job and market trends with built-in merit components, paid in the form of bonuses, to reward individual performance. The Company operates share option schemes for the purpose of providing incentives to eligible staff. The Group's old share option scheme was terminated and replaced by the adoption of a new share option scheme approved by the shareholders in the general meeting on 31st January, 2002. Details of the schemes are described in the Annual Report for the year ended 31st December, 2001.

PROSPECTS

Against the background of deteriorating economy in Hong Kong where the majority of the Group's assets are located, the financial year under review has been a challenging one. However, there are signs that the global economy is recovering and the Chinese Mainland's economy is anticipated to maintain its impressive growth. The outlook for the Group's businesses in the coming financial year is positive.

China is expected to become the hub for global investments following its accession to the World Trade Organisation. The Group will speed up its investments in the Chinese Mainland. We target to derive half of the Group's revenue and profit before taxation from the Chinese Mainland in five years' time, comparing with 32% and 13% respectively during the financial year.

Over the coming years, the Directors aim to build the Group into the largest retailer of consumer goods in the Chinese Mainland in terms of revenue, profitability, customer satisfaction as well as management excellence. Specifically, the Directors intends to achieve a target retailing turnover in the Chinese Mainland amounting to RMB50.0 billion in five years' time through organic growth and by acquisition.

To cope with the new challenges, the management team has also been strengthened. With a unique retail-led distribution model and a strong financial position, the Group is well-positioned to capture the upcoming business opportunities in both the Chinese Mainland as well as Hong Kong.

APPRECIATION

On behalf of the Board of Directors, I would like to take this opportunity to express my sincere thanks to all the Group's employees for their continuous support and dedicated services during the year.

By order of the Board
Ning Gaoning
Chairman

Hong Kong, 15th April, 2002

NUAL GENERAL MEETING

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be lodged with the registered office of the Company at Room 3908, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the meeting.

3. The register of members of the Company will be closed from Monday, 3rd June, 2002 to Friday, 7th June, 2002, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong for registration not later than 4:00 p.m. on Friday, 31st May, 2002.